UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

QUANTUM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware		1-3449	94-2665054
(State or other jurisdiction of incorporation or organization)		(Commission File Number)	(I.R.S. Employer Identification No.)

224 Airport Parkway	Suite 550
San Jose	CA		95110
(Address of Principal Executive Offices)			(Zip Code)

Brian E. Cabrera, Chief Legal and Compliance Officer
(408) 944-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   ☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Quantum Corporation (the “Company”) files this Form SD pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available at the following address: https://investors.quantum.com/financial-information/sec-filings.
1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits
Item 3.01 Exhibits
The following is filed as an exhibit to this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM CORPORATION

/s/ Brian E. Cabrera
Brian E. Cabrera
Chief Legal and Compliance Officer

Date: May 31, 2022